Exhibit 99.1

Allot Communications Reports 21% Increase in Revenues to $11.5
Million for the Fourth Quarter of 2009

--Company Achieves Breakeven Results on a non-GAAP Basis--

Key highlights:

- Fourth quarter revenues reached $11.5 million, a 21% increase over the fourth quarter of 2008

- Fourth quarter non-GAAP net income of $19,000, as Company achieves break-even results

- Cash, cash equivalents, deposits and investments in marketable securities increased to $53.3 million

- Allot receives $17 million in orders from a global Tier 1 mobile operator during the year

Hod Hasharon, ISRAEL – February 9, 2010 – Allot Communications Ltd. (NASDAQ: ALLT) a leader in IP service optimization and revenue generation solutions, today announced achieving break-even results on a non-GAAP basis for the fourth quarter of 2009 as it reported its financial results for the fourth quarter and full year ended December 31, 2009.

Total revenues for the fourth quarter of 2009 reached $11.5 million, a 21% increase from the $9.6 million of revenues reported in the fourth quarter of 2008, and a 6% increase from the $10.8 million revenues reported for the third quarter of 2009.  On a GAAP basis, net loss for the fourth quarter of 2009 was $1.5 million, or $0.07 per share (basic and diluted).  This compares with net income of $1.0 million, or $0.05 per share (basic and diluted), in the fourth quarter of 2008, and a net loss of $2.3 million, or $0.10 per share (basic and diluted), in the third quarter of 2009.  For the full year 2009, revenues reached $41.8 million, representing a 13% increase over the $37.1 million of revenues in 2008.  On a GAAP basis, net loss in 2009 totaled $7.7 million, or $0.35 per share (basic and diluted), compared with a net loss of $16.5 million, or $0.75 per share (basic and diluted), in 2008.

On a non-GAAP basis, excluding the impact of share-based compensation, inventory and fixed assets write-offs and ARS devaluation and recoveries, non-GAAP net income for the fourth quarter of 2009 totaled $19,000, or $0.00 per share (basic and diluted), compared with a non-GAAP net loss of $1.1 million, or $0.05 per share (basic and diluted), for the fourth quarter of 2008 and a non-GAAP loss of $185,000, or $0.01 per share (basic and diluted), for the third quarter of 2009.  Inventory and fixed assets write-offs for the fourth quarter of 2009 totaled $0.9 million following the rollout of certain new products. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures.  A full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2.  The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance.  Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company’s operating performance.

“During 2009 Allot succeeded in continuing to grow revenues while making significant progress in moving towards our goal of profitability," commented Rami Hadar, Allot Communications' President and Chief Executive Officer.  “We successfully undertook the largest deployment in our history with a global Tier 1 mobile operator, with total orders as at the end of the year reaching $17 million.  Coupled with the strong backlog we built up during the year, we currently believe that Allot is well positioned for continued growth in 2010.”

Recently, the Company achieved the following significant goals:

•	During the quarter, concluded 9 large deals with service providers, of which 3 represented new customers and 6 represented expansion deals;

•	Allot introduced two new platforms during the quarter, the AC-1400 and AC-3000, which address the needs of the Tier 2/3 and large enterprise markets; and

•	Service Gateway Sigma now supports 75 Gbps and may be clustered for up to 360 Gbps as verified by the independent Tolly Group.

As of December 31, 2009, cash, cash equivalents, deposits and investments in marketable securities totaled $53.3 million. Recent external valuations showed an increase in value of certain ARS in the Company's portfolio as of the end of the fourth quarter. As a result, the Company recorded an unrealized net gain of $0.7 million to other comprehensive income in its shareholders' equity, leaving the Company with a total of $14.5 million in ARS at the end of the quarter. To date, all ARS are current on their respective interest payments.

Conference Call & Webcast

The Allot management team will host a conference call will host a conference call to discuss its fourth quarter and full year 2009 results on Tuesday, February 9, 2010, at 8:30 AM EST, 3:30 PM Israel time.

To access the conference call, please dial one of the following numbers: US: +1-866-966-5335, International: +44-20-3003-2666, Israel: +1-809-216-213.

A replay of the conference call will be available from 12:01 am EST on February 10, 2010 through March 10, 2010 at 11:59 pm EST. To access the replay, please dial: +44-20-8196-1998, access code: 650204#.

A live webcast of the conference call can be accessed on the Allot Communications website at http://www.allot.com. The webcast will also be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions for fixed and mobile broadband operators and large enterprises. Allot's rich portfolio of solutions leverages dynamic actionable recognition technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value-added Internet services. Allot's scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing Internet service delivery, enhancing user experience, containing operating costs, and maximizing revenue in broadband networks. For more information, please visit http://www.allot.com.

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including the Company’s belief that together with its strong backlog it is well positioned for continued growth in 2010. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: changes in general economic and business conditions and, specifically, a decline in demand for the Company’s products; the Company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-54-221-1365
jkalish@allot.com

TABLE  - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)	(Audited)

Revenues	$11,530	$9,562	$41,751	$37,101
Cost of revenues	3,548	2,448	11,835	9,696
Gross profit	7,982	7,114	29,916	27,405

Operating expenses:
Research and development costs, net	2,408	2,855	9,265	11,964
Sales and marketing	5,849	4,510	20,408	19,781
General and administrative	1,371	1,363	5,541	6,174
In - process research and development	-	-	-	244
Total Operating expenses	9,628	8,728	35,214	38,163
Operating Loss	(1,646)	(1,614)	(5,298)	(10,758)
Financial and other income (expenses), net	52	2,730	(2,311)	(5,517)
Income (Loss) before income tax expenses	(1,594)	1,116	(7,609)	(16,275)

Income tax expenses	(74)	82	63	220
Net earnings (Loss)	(1,520)	1,034	(7,672)	(16,495)

Basic and diluted net earnings (loss) per share	$(0.07)	$0.05	$(0.35)	$(0.75)

Weighted average number of shares
used in computing basic net
earnings per share	22,385,132	22,065,556	22,185,702	22,054,211

Weighted average number of shares
used in computing diluted net
earnings per share	22,385,132	22,225,288	22,185,702	22,054,211

TABLE  - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

GAAP net income (loss) as reported	$(1,520)	$1,034	$(7,672)	$(16,495)

Non-GAAP adjustments
Expenses recorded for stock-based compensation
Cost of revenues	32	6	104	52
Research and development costs, net	92	84	357	321
Sales and marketing	215	64	775	465
General and administrative	252	218	1,062	855
In-process research and development	-	-	-	244
Expenses related to a law suit	-	-	-	197
Core technology amortization- cost of revenues	27	30	116	119
Inventory write off - cost of revenues	523	-	523	-
Fixed assets write off - sales and marketing	385	-	385	-
Total adjustments to operating loss	1,526	402	3,322	2,253
Impairment of auction rate securities -
Financial and other income (expenses), net	13	(2,507)	3,036	7,681

Total adjustments	1,539	(2,105)	6,358	9,934

Non-GAAP net earnings (Loss)	$19	$(1,071)	$(1,314)	$(6,561)

Non- GAAP basic and diluted net earnings (Loss) per share	$0.00	$(0.05)	$(0.06)	$(0.30)

TABLE  - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED  BALANCE  SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2009	2008
	(Unudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$36,470	$40,029
Short term and restricted deposits	2,324	2,121
Trade receivables	7,842	6,163
Other receivables and prepaid expenses	2,318	1,959
Inventories	5,046	4,259
Total current assets	54,000	54,531

LONG-TERM ASSETS:
Marketable securities	14,490	15,319
Severance pay fund	3,410	3,402
Other assets	430	874
Total long-term assets	18,330	19,595

PROPERTY AND EQUIPMENT, NET	5,674	4,970
GOODWILL AND INTANGIBLE ASSETS, NET	3,639	3,755

Total assets	$81,643	$82,851

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$3,142	$2,902
Deferred revenues	5,467	4,475
Other payables and accrued expenses	7,212	6,466
Total current liabilities	15,821	13,843

LONG-TERM LIABILITIES:
Deferred revenues	2,046	2,293
Accrued severance pay	3,364	3,536
Total long-term liabilities	5,410	5,829

SHAREHOLDERS' EQUITY	60,412	63,179

Total liabilities and shareholders' equity	$81,643	$82,851